UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

On June 25, 2019, Globant S.A. (the “Company”) submitted a letter to the Luxembourg Stock Exchange to voluntarily request the delisting of the Company’s common shares from the Official List of the Luxembourg Stock Exchange (the “Lux SE”), effective July 31, 2019. Following the Lux SE delisting, the Company’s common shares will continue to trade on the New York Stock Exchange (the “NYSE”) in the United States under the symbol “GLOB”.

The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and the NYSE, and the Company does not intend to repurchase any of its common shares as a result of delisting from the Lux SE.

In deciding to delist from the Lux SE, the board of directors (the “Board”) of the Company considered that there had been no trading of the Company’s common shares on the Lux SE since such shares were listed on that exchange in 2016. In this respect, the Board determined that the costs associated with maintaining a secondary listing on the Lux SE outweighed the benefits of such listing.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: June 25, 2019